March 10, 2023

BY EDGAR FILING

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, NE, Washington, D.C. 20549

RE:	Oak Woods Acquisition Corp.
Draft Registration Statement on Form S-1 Submitted February 17, 2023
CIK No. 0001945422
Amended Filing in Response to Staff Comment Letter Dated March 3, 2023

Dear Staff,

Thank you for your comments on the referenced Draft Registration Statement filed on February 17, 2022 by Oak Woods Acquisition Corporation (the “Company”) with the Securities and Exchange Commission (the “Commission”). On behalf of the Company, we hereby transmit, via EDGAR, an amended Draft Registration Statement on Form S-1/A (“Form S-1/A”) for filing with the Commission, which has been revised to reflect the Staff’s comments.

The Staff’s comments, reproduced in bold text below, are followed by responses on behalf of the Company. The responses to the Staff’s comments are provided in the order in which the comments were set out in your letter and are numbered correspondingly. Page references below in the Company’s responses are to the page numbers in the Form S-1/A. Unless otherwise noted in this letter, the Company has supplied the information provided in response to each comment:

Summary

Capitalization, page 117

1.	We note that you determined the private warrants do not meet the criteria for equity treatment outlined in ASC 815-40 and therefore must be accounted for as a liability. Please tell us how you estimated the fair value of the warrants and why no value has been ascribed to the liability in the capitalization table.

In response to Staff’s comment, the Company will involve a professional valuation firm to assist it in estimation of the fair value of the warrants when it files the audited balance sheet, enclosed in a Form 8-K, upon successful consummation of initial public offering . The estimation will use binomial tree methodology. Currently as the Company cannot reliably estimate the fair value of private warrant, we did not ascribed the value to the liability.

Please direct any comments or questions regarding this filing to the Company’s counsel, RAITI, PLLC, Attn: Warren A. Raiti: (212) 560-2328; wraiti@raitipllc.com.

Very truly yours,

/s/ Warren A. Raiti
Warren A. Raiti
Managing Attorney